PHILLIPS NIZER LLP
666 Fifth Avenue
New York, NY 10103

March 6, 2007

VIA EDGAR

Securities and Exchange Commission
Washington, D.C. 20549

Attn:	Barbara C. Jacobs Assistant Director Mail Stop 4561

Re:	B.O.S. Better Online Solutions Ltd. Amendment No. 2 to Registration Statement on Form F-1 File No. 333-139233 Filed on December 11, 2006

Ladies and Gentlemen:

        We have attached hereto Amendment No. 2 (the “Amendment”) to the Company’s Registration Statement on Form F-1. The Amendment is being filed to fill in the rights offering record date, offering period and related information.

        On behalf of the Company we respectfully request that the effectiveness of the Registration Statement be accelerated to 11:00 a.m. on Thursday March 8, 2007 or as soon thereafter as is practical. A copy of an acceleration request from the Company is attached hereto.

        If you have any questions concerning the responses, please do not hesitate to call me at 212-841-0700.

Cordially Brian Brodrick

Encl.